UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,099,578(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 13,099,578(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,099,620(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock. Collectively, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

Amendment No. 15 to Schedule 13D

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends, solely to the extent expressly set forth herein, the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In order to maintain a greater than 80% equity and voting interest in BBX Capital, on September 1, 2015, BFC’s Board of Directors, including all of the disinterested members of the Board, approved BFC’s entry into Share Exchange Agreements with Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (collectively, the “BBX Capital Executives”) as holders of restricted stock units of BBX Capital’s Class A Common Stock (“BBX Capital RSUs”). Each of the Share Exchange Agreements was subsequently entered into on September 4, 2015.

Pursuant to the Share Exchange Agreements, each BBX Capital Executive granted BFC the option to acquire, simultaneously with the vesting of each BBX Capital RSU, some or all of the shares of BBX Capital’s Class A Common Stock which, absent the Share Exchange Agreement, would (after withholding) actually have been received by the BBX Capital Executive upon the vesting of the BBX Capital RSU. In connection with BFC’s exercise of an option under each Share Exchange Agreement, BFC has agreed to issue to the applicable BBX Capital Executive shares of BFC’s Common Stock having an aggregate market value equal to the aggregate market value of the shares of BBX Capital’s Class A Common Stock acquired by BFC upon the option exercise, subject to the rounding of fractional shares of BFC’s Common Stock to the nearest whole share. With respect to each option exercise under the Share Exchange Agreements, BFC will designate which class of its Common Stock will be issued to the BBX Capital Executive. The market value of the shares of BFC’s Common Stock issued under the Share Exchange Agreements will be based on the closing price of BFC’s Class A Common Stock or Class B Common Stock, as applicable, on the trading day immediately preceding the date of closing of the stock acquisition and issuance. In addition, the market value of BBX Capital’s Class A Common Stock will be based on the closing sales price of BBX Capital’s Class A Common Stock on the trading day immediately preceding the date of closing of the stock acquisition and issuance. On September 3, 2015, the closing price of BFC’s Class A Common Stock and Class B Common Stock on the OTCQB was $3.10 and $3.16, respectively, and the closing price of BBX Capital’s Class A Common Stock on the New York Stock Exchange was $15.79. BFC may exercise its option under each Share Exchange Agreement with respect to BBX Capital RSUs, including BBX Capital RSUs which may be granted to each BBX Capital Executive in the future, which vest within five years after the date of the Share Exchange Agreement; provided that each Share Exchange Agreement may be extended upon the mutual written consent of BFC and the BBX Capital Executive.

As of the date of this Amendment, (i) each of Alan B. Levan and John E. Abdo holds BBX Capital RSUs covering 601,324 shares of BBX Capital’s Class A Common Stock, including, in each case, BBX Capital RSUs which are scheduled to vest on September 30, 2015 and which cover 127,207 shares of BBX Capital’s Class A Common Stock; and (ii) each of Jarett S. Levan and Seth M. Wise holds BBX Capital RSUs covering 300,664 shares of BBX Capital’s Class A Common Stock, including, in each case, BBX Capital RSUs which are scheduled to vest on September 30, 2015 and which cover 63,604 shares of BBX Capital’s Class A Common Stock.

On September 1, 2015, BFC’s Board of Directors, including all of the disinterested members of the Board, approved (i) the exercise in full of BFC’s options with respect to all of the BBX Capital RSUs held by the BBX Capital Executives which are scheduled to vest on September 30, 2015 and which cover a total of 381,622 shares of BBX Capital’s Class A Common Stock, and (ii) the issuance of shares of BFC’s Class B Common Stock in exchange therefor.

Alan B. Levan is the Chairman, Chief Executive Officer and President of BFC and the Chairman and Chief Executive Officer of BBX Capital. John E. Abdo is the Vice Chairman of each of BFC and BBX Capital. Alan B. Levan and John E. Abdo beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock which, collectively, represent an approximately 75% voting interest in BFC as of the date of this Amendment, which does not include any shares which may be issued to them under the Share Exchange Agreements, including any shares of BFC’s Class B Common Stock issuable in connection with option exercises related to the BBX Capital RSUs which are scheduled to vest on September 30, 2015. Jarett S. Levan is the son of Alan B. Levan and is an Executive Vice President and director of BFC and President and a director of BBX Capital. Seth M. Wise is an Executive Vice President and director of BFC and Executive Vice President of BBX Capital.

The description of the Share Exchange Agreements contained in this Amendment is a summary only, does not purport to be complete, and is qualified in its entirety by reference to the form of Share Exchange Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Exhibit 1	Form of Share Exchange Agreement (incorporated by reference to Exhibit 10.1 to BFC’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 4, 2015)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2015
Date

BFC Financial Corporation

/s/ Raymond S. Lopez
Signature

Raymond S. Lopez/Chief Financial Officer and Chief Accounting Officer
Name/Title